UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2011

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Huasteca

Mexico, D.F. 11311

Mexico

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

March 1, 2011

Financial Results of Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies as of December 31, 20101,2

Fourth quarter 2010 summary

•

Total revenues from sales and services increased by 11%, to Ps. 343.0 billion. Total sales, including IEPS credit, increased by 9%, to Ps. 359 billion, primarily as a result of higher crude oil and petroleum product prices, and to greater volumes in exports of crude.

•

Operating income increased by 88% to Ps. 132 billion, primarily due to a reduction in operating costs and expenses, which resulted from the valuation of inventories at market prices in 2009, and at production costs in 2010.

•	A greater operating income yielded an increase in income before taxes and duties of Ps. 51 billion.

•

PEMEX’s net loss amounts to Ps. 26 billion, a decrease by Ps. 39 billion as compared the net loss recorded in the fourth quarter of 2009, primarily as a result of greater revenues from sales and lower costs of sales.

2010 summary

•	PEMEX’s net cash flow from operating activities before taxes and duties amounted to Ps. 739 billion.

•	Net loss amounted to Ps. 48 billion, 50% lower than the net loss recorded during 2009.

•	Crude oil production decreased by 1.0% during 2010, which modifies the declining annual trend observed in 2008 and 2009, of 9.2% and 6.8%, respectively.

Chart 1

Net income evolution 4Q09 vs. 4Q10

Billion pesos

[1]	Please review the last page of this report where you will find important specifications related to the information here included.
[2]	If no further specification is included, all changes are made against the same period of the year.
[3]	IEPS stands for Impuesto Especial sobre Producción y Servicios (Special Duty on Production and Services).

PEMEX Results Report as of December 31, 2010	1

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PEMEX

Financial Results as of December 31, 2010

Table 1

PEMEX

Consolidated income statement

	Fourth quarter (Oct.-Dec.)					Year ended Dec. 31,
	2009	2010	Change		2010	2009	2010	Change		2010
	(Ps. MM)				(U.S.$MM)	(Ps. MM)				(U.S.$MM)
Total sales	310,566	343,047	10.5%	32,481	27,761	1,089,921	1,282,064	17.6%	192,143	103,751
Domestic sales	162,409	176,148	8.5%	13,738	14,255	596,370	683,853	14.7%	87,484	55,341
Exports	146,904	165,792	12.9%	18,888	13,417	488,260	592,908	21.4%	104,647	47,981
Services income	1,253	1,108	-11.6%	(145)	90	5,292	5,303	0.2%	12	429
Cost of sales	209,078	181,663	-13.1%	(27,415)	14,701	561,135	632,290	12.7%	71,155	51,168
Gross income	101,488	161,385	59.0%	59,896	13,060	528,786	649,774	22.9%	120,988	52,583
General expenses	31,148	29,374	-5.7%	(1,774)	2,377	100,509	104,253	3.7%	3,744	8,437
Transportation and distribution expenses	8,079	9,620	19.1%	1,541	778	31,856	33,274	4.5%	1,418	2,693
Administrative expenses	23,069	19,754	-14.4%	(3,315)	1,599	68,653	70,979	3.4%	2,326	5,744
Operating income (loss)	70,340	132,011	87.7%	61,670	10,683	428,277	545,521	27.4%	117,244	44,146
Other revenues (expenses)	15,418	13,189	-14.5%	(2,229)	1,067	40,293	72,008	78.7%	31,715	5,827
IEPS accrued	19,736	16,152	-18.2%	(3,585)	1,307	37,401	73,573	96.7%	36,172	5,954
Other	(4,319)	(2,963)	31.4%	1,356	(240)	2,892	(1,565)	-154.1%	(4,457)	(127)
Comprehensive financing result	6,614	(2,345)	-135.5%	(8,959)	(190)	(15,308)	(11,969)	21.8%	3,339	(969)
Profit (loss) sharing in non-consolidated subsidiaries, affiliates and others	(237)	749	416.2%	986	61	(1,291)	1,118	186.6%	2,410	90

Income before taxes and duties	92,136	143,604	55.9%	51,468	11,621	451,971	606,678	34.2%	154,707	49,096

Taxes and duties	157,268	169,646	7.9%	12,378	13,729	546,633	654,141	19.7%	107,508	52,936
Net loss	(65,133)	(26,042)	60.0%	39,090	(2,107)	(94,662)	(47,463)	49.9%	47,200	(3,841)

Table 2

PEMEX

Financial ratios

	Fourth quarter (Oct.-Dec.)			Year ended Dec. 31,
	2009	2010	Change	2009	2010	Change
Cost of sales / Total revenues (including IEPS)	63.3%	50.6%	(12.7)	49.8%	46.6%	(3.1)
D&A / Operating costs & expenses	5.8%	12.3%	6.5	11.6%	13.1%	1.5

Operating income (including IEPS) / Total revenues (including IEPS)	27.3%	41.2%	14.0	41.3%	45.7%	4.4

Taxes and duties / Total revenues (including IEPS)	47.6%	47.2%	(0.4)	48.5%	48.3%	(0.2)
Earnings Before Interest, Taxes depreciation and amortization (EBITDA) / Financial cost (excludes capitalized interest)	6.1	15.2	9.1	8.3	11.2	2.9

Chart 2 Crude oil prices	Chart 3 Natural gas price (Henry Hub)

PEMEX Preliminary Results Report as of December 31, 2010	2
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PEMEX

Chart 4 Regular gasoline price in the American Coast of the Gulf of Mexico	Chart 5 Exchange rate peso-dollar

Total Revenues from Sales and Services

Table 3

PEMEX

Sales and services revenues

	Fourth quarter (Oct.-Dec.)					Year ended Dec. 31,
	2009	2010	Change		2010	2009	2010	Change		2010
	(Ps. MM)				(U.S.$MM)	(Ps. MM)				(U.S.$MM)
Total revenues from sales and services (including IEPS)	330,303	359,199	8.7%	28,896	29,068	1,127,322	1,355,637	20.3%	228,315	109,705
Total revenues from sales and services	310,566	343,047	10.5%	32,481	27,761	1,089,921	1,282,064	17.6%	192,143	103,751
Domestic sales (including IEPS)	182,146	192,299	5.6%	10,154	15,562	633,771	757,426	19.5%	123,656	61,295
Domestic sales	162,409	176,148	8.5%	13,738	14,255	596,370	683,853	14.7%	87,484	55,341
Dry gas	16,072	14,930	-7.1%	(1,142)	1,208	59,916	68,732	14.7%	8,816	5,562
Petroleum products (including IEPS)	159,909	170,346	6.5%	10,437	13,785	553,101	660,682	19.5%	107,581	53,466
Petroleum products	140,173	154,195	10.0%	14,022	12,478	515,700	587,109	13.8%	71,409	47,512
IEPS	19,736	16,152	-18.2%	(3,585)	1,307	37,401	73,573	96.7%	36,172	5,954
Gasolines	71,128	78,988	11.1%	7,860	6,392	259,002	295,121	13.9%	36,119	23,883
Fuel oil	13,383	11,727	-12.4%	(1,656)	949	50,990	55,014	7.9%	4,024	4,452
Diesel	33,378	38,931	16.6%	5,552	3,150	121,744	143,957	18.2%	22,213	11,650
LPG	13,253	14,858	12.1%	1,605	1,202	49,461	53,386	7.9%	3,925	4,320
Jet fuel	5,234	5,461	4.3%	227	442	18,299	22,916	25.2%	4,617	1,854
Other	3,797	4,230	11.4%	433	342	16,205	16,716	3.2%	512	1,353
Petrochemical products	6,165	7,023	13.9%	858	568	20,754	28,013	35.0%	7,259	2,267
Exports	146,904	165,792	12.9%	18,888	13,417	488,260	592,908	21.4%	104,647	47,981
Crude oil and condensates	121,837	147,862	21.4%	26,025	11,966	410,408	519,913	26.7%	109,505	42,074
Dry gas	440	47	-89.3%	(393)	4	1,668	462	-72.3%	(1,206)	37
Petroleum products	24,113	17,157	-28.8%	(6,957)	1,388	73,968	68,979	-6.7%	(4,990)	5,582
Petrochemical products	513	725	41.4%	212	59	2,216	3,554	60.4%	1,338	288
Services revenues	1,253	1,108	-11.6%	(145)	90	5,292	5,303	0.2%	12	429

4Q10	Total sales, including revenues from IEPS credit, increased by 8.7% in the fourth quarter of 2010 as compared to the same quarter of 2009, to Ps. 359.2 billion (U.S.$29.1 billion).

2010	In 2010, total sales, including revenues from IEPS credit, increased by 20.3%, to Ps. 1,355.6 billion (U.S.$109.7 billion) as compared to 2009.

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PEMEX

Domestic Sales

4Q10	Domestic sales, including IEPS credit, increased by 5.6% as compared to the fourth quarter of 2009, to Ps. 192.3 billion (U.S.$15.6 billion).

• Increased sales of petroleum products, representing 87.8% of the total variation in domestic sales. This variation was primarily due to higher prices of diesel, gasoline, jet fuel and fuel oil.

•     Sales of dry natural gas decreased by 7.1% to Ps. 14.9 billion, primarily due to a decrease in average prices. For example, the Henry Hub Midpoint natural gas price decreased by 11.2% between the fourth quarter of 2009 and the fourth quarter of 2010.

• Sales of petrochemical products increased by 13.9%, to Ps. 7.0 billion, primarily as a result of higher average prices for such products.

2010	Domestic sales, including IEPS credit, increased by 19.5%, to Ps. 757.4 billion (U.S.$61.3 billion) as compared to 2009.

Exports

Chart 6

Crude exports by region 4Q10

(Mbd)

PEMEX Preliminary Results Report as of December 31, 2010	4
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PEMEX

4Q10	Export sales increased by 12.9% in the fourth quarter of 2010 as compared to the same quarter of 2009, to Ps. 165.8 billion (U.S.$13.4 billion), as a result of the following:

•     Crude oil and condensates export sales increased by 21.4%, to Ps. 147.9 billion, as compared to the same quarter of 2009, primarily due to a 10.7% increase in the weighted average export price of the Mexican crude oil basket, from U.S.$70.26 to U.S.$77.75 per barrel. Additionally, sales volume increased from 1,236 to 1,497 Mbd.

• Petroleum products export sales decreased by 28.8%, to Ps. 17.2 billion, as compared to the same quarter of 2009, primarily as a result of reduced availability of product for exports.

• Petrochemical export sales increased by 41.4%, to Ps. 0.7 billion, as compared to the same quarter of 2009, primarily due to an increase in sulphur and buthadiene prices.

• Dry natural gas export sales decreased by 89.3%, as compared to the same quarter of 2009, primarily as a result of lower availability.

2010	In 2010, export sales increased by 21.4%, as compared to 2009, to Ps. 592.9 billion (U.S.$48.0 billion), primarily due to increases in crude oil export prices and volume.

Cost of Sales

4Q10	Cost of sales decreased by 13.1% in the fourth quarter of 2010 as compared to the same quarter of 2009, to Ps. 181.7 billion, primarily as a result of lower inventories, which was only partially offset by increased purchases of imported products.

Cost of sales as a percentage of total sales (including IEPS credit) was 50.6%, a decrease of 12.7 percentage points as compared to same quarter of 2009.

2010	In 2010, the cost of sales increased by 12.7% as compared to 2009, to Ps. 632.3 billion (U.S.$51.2 billion). This increase was primarily due to:

• an Ps. 86.1 billion increase in purchases of imported products to be sold in Mexico, primarily gasoline, components for ultra-low sulphur (ULS) and diesel;

• a Ps. 7.6 billion increase in the net cost for the period of employee benefits, which was only;

• partially offset by a Ps. 38.0 billion favorable inventory variation, due to the fact that inventories were valued at market prices in 2009, and at production costs in 2010.

Cost of sales as a percentage of total sales, including IEPS credit, was 46.6%, a decrease of 3.1 percentage points as compared to 2009.

PEMEX Preliminary Results Report as of December 31, 2010	5
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PEMEX

Operating Costs and Expenses

Table 4
PEMEX
Operating costs and expenses

	Fourth quarter (Oct.-Dec.)					Year ended Dec. 31,
	2009	2010	Change		2010	2009	2010	Change		2010
	(Ps. MM)				(U.S.$MM)	(Ps. MM)				(U.S.$MM)
Operating costs and expenses	240,226	211,037	-12.2%	(29,189)	17,078	661,644	736,543	11.3%	74,899	59,605
Cost of sales	209,078	181,663	-13.1%	(27,415)	14,701	561,135	632,290	12.7%	71,155	51,168
General expenses	31,148	29,374	-5.7%	(1,774)	2,377	100,509	104,253	3.7%	3,744	8,437
Transportation and distribution expenses	8,079	9,620	19.1%	1,541	778	31,856	33,274	4.5%	1,418	2,693
Administrative expenses	23,069	19,754	-14.4%	(3,315)	1,599	68,653	70,979	3.4%	2,326	5,744
Net cost for the period of employee benefits	33,374	26,037	-22.0%	(7,337)	2,107	105,652	114,276	8.2%	8,624	9,248
Depreciation and amortization expenses	14,026	26,060	85.8%	12,033	2,109	76,891	96,482	25.5%	19,591	7,808

Net Cost for the Period of Employee Benefits

Increases in the net cost for the period of employee benefits for both the fourth quarter and 2010 resulted from the natural increase of employees’ age and seniority, as well as from an update of related actuarial assumptions.

Other Revenues (Expenses)

Both quarterly and cumulative variations were a result of greater IEPS credit, partially offset by recorded deterioration of fixed assets in the Burgos field which belongs to Pemex-Exploration and Production for a total amount of Ps. 11.7 billion. We note that for the purpose of this analysis, the accrued amount of IEPS creditable has been added to domestic sales of petroleum products.

Comprehensive Financing Result

Table 5
PEMEX
Comprehensive financing result

	Fourth quarter (Oct.-Dec.)					Year ended Dec. 31,
	2009	2010	Change		2010	2009	2010	Change		2010
	(Ps. MM)				(U.S.$MM)	(Ps. MM)				(U.S.$MM)
Comprehensive financing result	6,614	(2,345)	-135.5%	(8,959)	(190)	(15,308)	(11,969)	21.8%	3,339	(969)
Financial income	12,748	6,409	-49.7%	(6,339)	519	48,308	42,246	-12.5%	(6,062)	3,419
Financial cost	(21,749)	(13,056)	40.0%	8,693	(1,057)	(78,300)	(74,382)	5.0%	3,918	(6,019)
Exchange gain (loss)	15,615	4,302	-72.4%	(11,313)	348	14,685	20,167	37.3%	5,483	1,632

4Q10	In the fourth quarter of 2010, comprehensive financing result recorded a decrease of Ps. 9.0 billion, as compared to the same period of 2009. These results were primarily due to the lesser appreciation of the Mexican peso against the U.S. dollar during the fourth quarter of 2010, which amounted to 1.2%, as compared to 3.2% during the same period of 2009.

2010	In 2010, comprehensive financing result increased by Ps. 3.3 billion as compared to 2009. The variation was a result of a 5.4% appreciation of the Mexican peso against the U.S. dollar during 2010, as compared to a 3.5% appreciation during 2009.

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PEMEX

Taxes and Duties

Table 6
PEMEX
Taxes and duties

	Fourth quarter (Oct.-Dec.)					Year ended Dec. 31,
	2009	2010	Change		2010	2009	2010	Change		2010
	(Ps. MM)				(U.S.$MM)	(Ps. MM)				(U.S.$MM)
Total taxes and duties	157,268	169,646	7.9%	12,378	13,729	546,633	654,141	19.7%	107,508	52,936
Hydrocarbon duties	158,293	173,713	9.7%	15,419	14,058	537,911	649,741	20.8%	111,830	52,580
Ordinary hydrocarbons duty	133,761	146,443	9.5%	12,682	11,851	450,694	549,422	21.9%	98,727	44,462
Duty for scientific and technological research on energy	734	1,037	41.3%	303	84	2,539	3,899	53.5%	1,359	316
Duty for oil monitoring	7	8	6.5%	0	1	25	29	15.6%	4	2
Hydrocarbons duty for the stabilization fund	21,719	18,535	-14.7%	(3,184)	1,500	73,278	74,274	1.4%	996	6,011
Extraordinary duty on crude oil exports	—	4,608		4,608	373	—	10,893		10,893	882
Duty on hydrocarbons extraction	992	932	-6.0%	(59)	75	2,722	3,498	28.5%	776	283
Special hydrocarbons duty	246	644	162.2%	398	52	5,919	3,176	-46.3%	(2,743)	257
Sole hydrocarbons duty	835	1,344	60.9%	509	109	2,734	4,389	60.5%	1,655	355
Other taxes and duties	(1,025)	(4,066)	296.7%	(3,041)	(329)	8,722	4,400	-49.6%	(4,322)	356

Increases in taxes and duties for both the fourth quarter and 2010 are primarily as a result of an increase in the Ordinary Hydrocarbon Duty (DOSH), which at the same time was affected by increases in average reference prices.

Net Income (loss)

4Q10	In the fourth quarter of 2010, PEMEX recorded a net loss of Ps. 26.0 billion (U.S.$2.1 billion), a Ps. 39.1 billion decrease in net loss as compared to the net loss recorded in the same quarter of 2009.

2010	In 2010, PEMEX recorded a net loss of Ps. 47.5 billion (U.S.$3.8 billion), as compared to a net loss of Ps. 94.7 billion in 2009.

Both the net loss recorded during the quarter and annual loss is a result of taxes and duties being higher than the income before taxes and duties.

Adjusted Net Income (loss)

PEMEX’s adjusted net income (loss) for 2010, assuming it had not transferred resources to the Federal Government, would have amounted to approximately Ps. 68.2 billion (U.S.$5.5 billion). The figure is obtained based on the following calculations:

Table 7
PEMEX
Adjusted net income (loss)

	Year ended Dec. 31,
	(Ps. MM)	(U.S.$MM)
Net loss	(47,463)	(3,841)
Cost of the LPG subsidy	24,157	1,955
Transportation and distribution expense of automotive gasoline and diesel not recognized	28,040	2,269
Decrease in duties due to the recognition of operating costs and expenses incurred	63,464	5,136
Adjusted net income	68,198	5,519

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Results by Subsidiary Entities

Chart 7

Net income (loss) by Subsidiary Entity

(Billion Mexican pesos)

Note: In accordance with rules established by FRS B-8 “Combined or Consolidated Financial Statements”, for consolidation purposes, results by business segment must not include unrealized income or loss, therefore, there may be differences between data disclosed in this section and those included in the table “Business Segment Information” in the Annex.

PEP	During 2010, operating income per barrel of oil equivalent (boe) of Pemex-Exploration and Production (PEP) increased by 28.8%, to U.S.$41.2 per barrel, primarily as a result of higher crude oil and natural gas prices. Additionally, the effective rate of taxes and duties over operating income decreased by 2.2 percentage points, to 91.3%. Therefore, in the fourth quarter of 2010, PEP recorded net income of Ps. 33.4 billion, as compared to net income of Ps. 6.3 billion during the fourth quarter of 2009.

Table 8
PEMEX
Selected indices

	Year ended Dec. 31,
Pemex - Exploration and Production	2009	2010	Change	2010
				(U.S.$/boe)
Total sales / Hydrocarbons production (Ps. / boe)	731.2	861.5	130.3	59.2
Operating income / Hydrocarbons production (Ps. / boe)	509.2	625.6	116.4	41.2
Net income / Hydrocarbons production (Ps. / boe)	4.8	30.2	25.4	0.4
Taxes and duties / Operating income	93.4%	91.3%	(2.2)

Note: In accordance with rules established by FRS B-8 “Combined or Consolidated Financial Statements,” for consolidation purposes, results by business segment must not include unrealized income or loss. Therefore, there may be differences between data disclosed in this section and those included in the table “Business Segment Information” in the Annex.

PR	In 2010, Pemex-Refining (PR) recorded a net operating loss of Ps. 159.5 billion; as a result, this generated a net loss of Ps. 87.0 billion for the year.

During 2010, PR recorded a net loss that was Ps. 38.4 billion higher than the net loss recorded during 2009. This increase in net loss is primarily explained by the fact that PR’s IEPS credit did not cover total spending incurred for transportation and distribution of both diesel and gasoline.

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Chart 8

Quarterly variable refining margin

(U.S. Dollars per barrel)

Chart 9

Accumulated variable refining margin

(U.S. Dollars per barrel)

The increases in PEMEX’s variable refining margins[3] during the fourth quarter are primarily explained by increased prices of crude and petroleum products in the international markets during the period.

However, as of December 31, 2010, a negative variable refining margin of U.S.$0.21 per crude oil barrel processed was recorded, primarily as a result of operating problems in the National Refining System during the year.

PGPB	Pemex-Gas and Basic Petrochemicals (PGPB) recorded net operating income of Ps. 0.4 billion, as compared to a net operating loss of Ps. 3.0 billion during the same period of 2009. As a result, PGPB recorded a net income of Ps. 3.0 billion in 2010, as compared to net income of Ps. 0.5 billion during 2009.

Both increases are primarily as a result of increased natural gas prices. The reference indicator increased by 11.8% during 2010, as compared to 2009.

PPQ	The operating loss recorded by Pemex-Petrochemicals (PPQ) decreased by 38.0% in 2010, as compared to the same period of 2009, to Ps. 15.3 billion. In addition, the net loss of PPQ decreased by 37.2% during 2010, to Ps. 15.0 billion, as compared to a net loss of Ps. 18.6 billion during the same period of 2009. This decrease in net loss is primarily due to ceased operations on production chains where PEMEX is less profitable.

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PEMEX

Consolidated Balance Sheet as of December 31, 2010

Table 9

PEMEX
Consolidated Balance Sheet

	As of December 31,
	2009	2010	Change		2010
	(Ps. MM)				(U.S.$MM)
Total assets	1,332,037	1,392,715	4.6%	60,678	112,706
Current assets	349,697	313,429	-10.4%	(36,267)	25,364
Cash and cash equivalents	159,760	133,587	-16.4%	(26,173)	10,811
Accounts, notes receivable and other	153,033	141,805	-7.3%	(11,229)	11,476
Inventories	36,903	38,038	3.1%	1,134	3,078
of products	31,878	32,738	2.7%	860	2,649
of materials	5,025	5,299	5.5%	274	429
Investment in securities	9,762	11,116	13.9%	1,354	900
Property, plant and equipment	967,592	1,061,388	9.7%	93,796	85,893
Other assets	4,987	6,782	36.0%	1,795	549

Total liabilities	1,398,877	1,506,499	7.7%	107,621	121,914
Current liabilities	242,960	207,254	-14.7%	(35,707)	16,772
Short-term debt	102,600	89,555	-12.7%	(13,046)	7,247
Suppliers	63,278	43,474	-31.3%	(19,803)	3,518
Accounts and accrued expenses payable	28,629	21,659	-24.3%	(6,970)	1,753
Taxes and duties payable	48,453	52,566	8.5%	4,113	4,254
Long-term liabilities	1,155,917	1,299,245	12.4%	143,328	105,142
Long-term debt	529,258	575,171	8.7%	45,912	46,546
Reserve for sundry creditors and others	43,524	55,781	28.2%	12,257	4,514
Reserve for employee benefits	576,201	661,365	14.8%	85,164	53,521
Deferred taxes	6,933	6,928	-0.1%	(5)	561
Total equity	(66,840)	(113,783)		(46,943)	(9,208)
Total liabilities and equity	1,332,037	1,392,715	4.6%	60,678	112,706

Table 10

PEMEX
Selected financial indices

	As of December 31,
	2009	2010	Change
Property, plant and equipment / Assets	72.6%	76.2%	3.6%
Debt / Total liabilities and equity	47.4%	47.7%	0.3%
Working capital (Ps. MM)	106,736	106,176	-0.5%

Current Assets

Current assets as of December 31, 2010 had decreased by 10.4% as compared to December 31, 2009, to Ps. 313.4 billion, primarily, as a result of:

•     a decrease of Ps. 26.2 billion in cash and cash equivalents; and

•     a decrease of Ps. 11.2 billion in notes receivable and other.

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Current Liabilities	Current liabilities as of December 31, 2010 decreased by 14.7% as compared to those of as December 31, 2009, to Ps. 207.3 billion, primarily due to a Ps. 19.8 billion and a Ps. 13.0 billion decrease in liabilities owed to suppliers and short-term debt, respectively.

Property, plant and equipment	Property, plant and equipment as of December 31, 2010 increased by 9.7%, or Ps. 93.8 billion as compared to that as of December 31, 2009, to Ps. 1,061.4 billion. This increase is explained by the effect of the new investments over the last 12 months, and recorded depreciations for the year.

Investing Activities

Activity 2010

During 2010, PEMEX spent Ps. 268.8 billion, which represents 102.0% of total programmed investments for 2010 of Ps. 263.4 billion. The allocation of these investments was:

•     Ps. 239.4 billion to Pemex-Exploration and Production,[4] Ps. 29.4 billion of which were allocated to exploration;

•     Ps. 22.6 billion to Pemex-Refining;

•     Ps. 4.1 billion to Pemex-Gas and Basic Petrochemicals;

•     Ps. 2.5 billion to Pemex-Petrochemicals; and

•     Ps. 0.2 billion to Petróleos Mexicanos.

Budget 2011

PEMEX expects to invest approximately Ps. 286.3 billion[5] during 2011. The estimated allocation of these investments is:[6]

•     Ps. 243.4 billion to Pemex-Exploration and Production,[7] Ps. 32.9 billion of which will be allocated to exploration;

•     Ps. 32.6 billion to Pemex-Refining;

•     Ps. 5.2 billion to Pemex-Gas and Basic Petrochemicals;

•     Ps. 3.3 billion to Pemex-Petrochemicals; and

•     Ps. 1.8 billion to Petróleos Mexicanos.

[4]	Includes maintenance expenditures.
[5]	Based on 2011 Federal Budget.
[6]	Investment figures may change based on further budgeting adjustments.
[7]	Includes maintenance expenditures.

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Debt

Table 11

PEMEX

Consolidated Total Debt

	As of December 31,
	2009	2010	Change		2010
	(Ps. MM)				(U.S.$MM)
Total debt	631,859	664,725	5.2%	32,867	53,793
Short-term	102,600	89,555	-12.7%	(13,046)	7,247
Long-term	529,258	575,171	8.7%	45,912	46,546

Cash and cash equivalents	159,760	133,587	-16.4%	(26,173)	10,811

Total net debt	472,098	531,138	12.5%	59,040	42,982

Net	Net debt as of December 31, 2010 increased by 12.5% as compared to net debt as of December 31, 2009, to Ps. 531.1 billion (U.S.$43.0 billion). This increase is primarily explained by conducted prefunding, therefore, expected net indebtedness for 2011 should be lower, amounting to approximately U.S.$1.5 billion.

Table 12

PEMEX
Debt maturity profile

	As of December 31,
	(Ps. MM)	(U.S.$MM)
Total debt	664,725	53,793
In Mexican pesos	113,597	9,193
January 2011 - December 2011	26,683	2,159
January 2012 - December 2012	18,633	1,508
January 2013 - December 2013	13,821	1,118
January 2014 - December 2014	19,500	1,578
January 2015 and beyond	34,960	2,829
In other currencies	551,129	44,600
January 2011 - December 2011	62,872	5,088
January 2012 - December 2012	53,156	4,302
January 2013 - December 2013	56,441	4,567
January 2014 - December 2014	33,664	2,724
January 2015 and beyond	344,996	27,919

Table 13[8]

PEMEX
Exposure of debt principal

	As of December 31,
	2009	2010	2009	2010	2009	2010
	Percentage
	By currency		At fixed rate		At floating rate
Total	100.0%	100.0%	57.6%	54.6%	42.5%	45.4%
U.S. dollars	80.2%	80.1%	61.4%	57.1%	38.6%	42.9%
Mexican pesos	19.8%	19.9%	42.1%	44.6%	57.9%	55.4%
Euros	0.0008%	0.0005%	100.0%	100.0%	0.0%	0.0%
Yen	0.0200%	0.0000%	100.0%	0.0%	0.0%	0.0%

[8]

PEMEX borrows in currencies other than the Mexican peso or the U.S. dollar, fluctuations in non-U.S. dollar currencies (other than the pesos), can increase PEMEX’s cost of funding. Accordingly, since 1991, PEMEX has entered into currency swaps to hedge against movements in exchange rates when PEMEX borrows in currencies other than Mexican peso or U.S. dollars.

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Table 14

PEMEX
Average duration exposure of debt principal
	As of December 31,
	2009	2010	Change
	(Years)
Total	3.9	4.2	0.3
U.S. Dollars	4.5	4.8	0.3
Mexican pesos	1.7	2.0	0.3
Euros	2.4	2.0	(0.4)
Yen	0.4	0.0	(0.4)

Financing Activities

Financing Program 2011

Considering operating cash-flow generation and existing cash balances, the expected amount of debt to be raised in 2011 should total U.S.$8.0 billion. Therefore, the resulting net indebtedness should be of U.S.$1.5 billion or below.

Pursuant to Pemex’s 2011 financing program, and depending on market conditions, PEMEX intends to carry out only one debt transaction in the U.S. dollar market, as well as a reduced number of debt issuances in other markets.

Table 15

PEMEX
Financing Sources
2011
(U.S.$MM)
International Markets	3.0
Dollars	2.0
Other Currencies / Markets	1.0

Domestic Markets	1.5
CEBURES	1.5
Bank Loans	1.0

Export Credit Agencies (ECAs)	1.5

Others	1.0
Contractor Financing	1.0
TOTAL	8.0

Capital Raising

Capital Markets	On October 20, 2010, Petróleos Mexicanos issued U.S.$250.0 million of its 6.625% perpetual bonds. The issuance was a reopening, and the bonds were issued under Petróleos Mexicanos’ U.S.$12.0 billion Medium-Term Notes Program, Series C offering buyers a yield of 6.43%.

ECAs	During the fourth quarter of 2010, Petróleos Mexicanos obtained U.S.$2,048.7 million from credit lines guaranteed by the Export Credit Agencies (ECAs).

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Bank Loans	On December 10, 2010, Petróleos Mexicanos signed a syndicated credit line for U.S.$2.0 billion with maturity on January 2016, priced at LIBOR plus 150 basis points.

Others	During the fourth quarter of 2010, Petróleos Mexicanos obtained U.S.$969.7 million through Public Works Financed Contracts (COPF) of PEP. These contracts are used for the exploitation of natural gas fields in the Burgos basin.

Liability Management

On October 12, 2010, the perpetual bond issued in 2004 for U.S.$1.75 billion, with a 7.75% coupon, was called in anticipation and substituted for:

•	A reopening for U.S.$1.0 billion of the bond issued in 2005 with a maturity date of 2035 and yield to maturity of 5.975%. The reopening transaction was carried out on August 30, 2010.

•	The issue of a new perpetual bond for U.S.$750.0 million with an annual coupon of 6.625%. This transaction was carried out on September 28, 2010.

These asset management transactions generated equivalent savings on reductions of approximately U.S.$300.0 million in net present value of debt’s financial cost.

Liquidity Management

On November 30, 2010, Petróleos Mexicanos signed a three-year revolving credit line for U.S.$1.25 billion priced at LIBOR plus 125 basis points.

As of December 31, 2010, Petróleos Mexicanos holds liquidity management credit lines for U.S.$3.5 billion which are completely available to PEMEX.

Equity

Table 16

PEMEX

Equity

	As of December 31,
	2009	2010	Change		2010
	(Ps. MM)				(U.S.$MM)
Total equity	(66,840)	(113,783)		(46,943)	(9,208)
Certificates of contribution “A”	96,958	96,958	0.0%	—	7,846
Increase in equity of Subsidiary Entities	180,382	180,382	0.0%	0.1	14,597
Equity	—	—	0.0%	—	—
Legal reserve	988	988	0.0%	—	80
Surplus donation	1,004	3,447	243.2%	2,442	279
Financial instruments	6,320	4,396	-30.4%	(1,923)	356
Retained earnings (accumulated losses)	(352,492)	(399,954)	13.5%	(47,463)	(32,366)
From prior years	(257,830)	(352,492)	36.7%	(94,662)	(28,525)
For the year	(94,662)	(47,463)	-49.9%	47,199	(3,841)

As of December 31, 2010, PEMEX had negative equity totaling Ps. 113.8 billion, as compared to negative equity of Ps. 66.8 billion recorded as of December 31, 2009. This decrease in equity of Ps. 46.9 billion was primarily due to the net loss recorded during 2009 and 2010.

It is worth noting that PEMEX’s current financing agreements do not include financial or payment suspension covenants that could be triggered as a result of negative equity.

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Sources and Uses of Resources

Chart 10

•	We note that as of December 31, 2010, net cash flow from operating activities before deducting taxes and duties was Ps. 738.8 billion, an increase of Ps. 47.4 billion with respect to 2009.

•	During 2010, PEMEX generated total indebtedness of Ps. 235.9 billion and recorded amortizations of Ps. 185.1 billion. Net indebtedness therefore amounted to Ps. 50.7 billion.

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Statement of Cash Flows

Table 17
PEMEX
Consolidated Statements of Cash Flows

	As of December 31,
	2009	2010	Change		2010
	(Ps. MM)				(U.S.$MM)
Net income before income taxes	451,971	606,678	34.2%	154,707	49,096
Items with no effect on cash:	97,707	88,421	-9.5%	(9,286)	7,156
Net cost for the period of employee benefits	105,652	114,276	8.2%	8,624	9,248
Conversion effect	—	—	0.0%	—	—
IEPS credit	(7,945)	(25,854)	-225.4%	(17,909)	(2,092)
Activities related to investing activities:	93,848	110,598	17.8%	16,750	8,950
Depreciation and amortization	76,891	96,482	25.5%	19,591	7,808
Impairment of properties, plant and equipment	1,731	9,959	475.2%	8,227	806
Profit sharing in non-consolidated subsidiaries and affiliates	1,291	(1,118)	-186.6%	(2,410)	(90)
Unsuccessful wells	13,935	5,276	-62.1%	(8,658)	427
Activities related to financing activities:	(18,211)	(30,269)	-66.2%	(12,058)	(2,450)
Deferred income taxes	(107)	(5)	95.0%	101	(0)
Income (loss) from foreign exchange fluctuations	(11,473)	(28,397)	-147.5%	(16,923)	(2,298)
Accrued interest	(6,631)	(1,867)	71.8%	4,764	(151)
	625,315	775,429	24.0%	150,114	62,752
Funds provided by (used in) operating activities:	(417,983)	(659,696)	-57.8%	(241,713)	(53,386)
Financial instruments	(647)	186	128.8%	834	15
Accounts and notes receivable	3,827	7,169	87.3%	3,342	580
Inventories	28,568	(1,134)	-104.0%	(29,703)	(92)
Other assets	11,320	(1,795)	-115.9%	(13,115)	(145)
Accounts payable and accrued expenses	3,620	(1,989)	-154.9%	(5,609)	(161)
Taxes payable	(484,029)	(623,073)	-28.7%	(139,044)	(50,422)
Suppliers	27,896	(19,803)	-171.0%	(47,699)	(1,603)
Retained taxes	8,849	(2,402)	-127.1%	(11,251)	(194)
Reserve for sundry creditors and others	7,147	12,257	71.5%	5,110	992
Contributions and payments for employees benefits	(24,535)	(29,111)	-18.7%	(4,577)	(2,356)
Deferred income taxes	—	—	0.0%	—	—

Net cash flow from operating activities	207,332	115,733	-44.2%	(91,598)	9,366

Investing activities:
Investment in securities	—	—	0.0%	—	—
Acquisition of fixed assets	(213,232)	(193,951)	9.0%	19,281	(15,696)
Disposal of fixed assets	949	3,074	224.1%	2,126	249

Net cash flow from investing activities	(212,283)	(190,877)	10.1%	21,407	(15,447)

Cash needs related to financing activities	(4,952)	(75,143)	-1417.5%	(70,192)	(6,081)
Financing activities:
Bank loans	—	139,826	0.0%	139,826	11,315
Securities	160,178	96,056	-40.0%	(64,122)	7,773
Amortization of bank loans	(99,607)	(107,345)	-7.8%	(7,738)	(8,687)
Amortization of securities	—	(77,600)	0.0%	(77,600)	(6,280)
Increase in equity	467	0	-100.0%	(467)	0
Financial instruments	(8,490)	(198)	97.7%	8,291	(16)

Net cash flow from financing activities	52,548	50,738	-3.4%	(1,810)	4,106

Net increase in cash and cash equivalents	47,596	(24,405)	-151.3%	(72,001)	(1,975)
Cash and cash equiv. at the beginning of the period	114,224	159,760	39.9%	45,536	12,929
Cash and cash equivalents at the end of the period	161,820	135,355	-16.4%	(26,465)	10,954

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EBITDA

Table 18

PEMEX

EBITDA reconciliation

	Fourth quarter (Oct.-Dec.)					Fourth quarter (Oct.-Dec.)
	2009	2010	Change		2010	2009	2010	Change		2010
	(Ps. MM)				(U.S.$MM)	(Ps. MM)				(U.S.$MM)
Net loss	(65,133)	(26,042)	60.0%	39,090	(2,107)	(94,662)	(47,463)	49.9%	47,199	(3,841)
+ Taxes and duties	157,268	169,646	7.9%	12,378	13,729	546,633	654,141	19.7%	107,508	52,936
- Comprehensive financing result	6,614	(2,345)	-135.5%	(8,959)	(190)	(15,308)	(11,969)	21.8%	3,339	(969)
+ Depreciation and amortization	14,026	26,060	85.8%	12,033	2,109	76,891	96,482	25.5%	19,591	7,808
+ Net cost for the period of employee benefits	33,374	26,037	-22.0%	(7,337)	2,107	105,652	114,276	8.2%	8,624	9,248
EBITDA	132,922	198,045	49.0%	65,124	16,027	649,821	829,405	27.6%	179,583	67,120

Chart 11

EBITDA

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Operating Results as of December 31, 2010

Table 19

PEMEX

Main Statistics of Production

	Fourth quarter (Oct.-Dec.)				Year ended Dec. 31,
	2009	2010	Change		2009	2010	Change
Upstream
Total hydrocarbons (Mboed)	3,782	3,759	-0.6%	(23)	3,776	3,792	0.4%	16
Liquid hydrocarbons (Mbd)	2,626	2,600	-1.0%	(27)	2,646	2,622	-0.9%	(23)
Crude oil (Mbd)	2,583	2,552	-1.2%	(30)	2,601	2,576	-1.0%	(26)
Condensates (Mbd)	44	47	8.6%	4	44	47	5.5%	2
Natural gas (MMcfd)	6,522	6,290	-3.6%	(232)	6,534	6,337	-3.0%	(197)
Downstream
Dry gas from plants (MMcfd)(1)	3,639	3,570	-1.9%	(69)	3,572	3,618	1.3%	46
Natural gas liquids (Mbd)	371	376	1.3%	5	378	383	1.4%	5
Petroleum Products(2)	1,489	1,229	-17.5%	(260)	1,469	1,361	-7.4%	(108)
Basic petrochemicals (Mt)(3)	91	113	23.8%	22	449	499	11.2%	50
Secondary petrochemicals (Mt)	1,009	1,343	33.0%	334	4,965	5,616	13.1%	651

(1)	Does not include dry gas produced by Pemex-Refining and used as fuel by this subsidiary entity.
(2)	Includes LPG from Pemex-Gas and Basic Petrochemicals; Pemex-Exploration and Production and Pemex-Refining.
(3)	Includes heptane, hexane, pentanes, carbon black and butane.

Upstream

Crude Oil Production

Table 20

PEMEX

Crude Oil Production by Type

	Fourth quarter (Oct.-Dec.)				Year ended Dec. 31,
	2009	2010	Change		2009	2010	Change
	(Mbd)				(Mbd)
Crude Oil (Mbd)	2,583	2,552	-1.2%	(30)	2,601	2,576	-1.0%	(26)
Heavy	1,472	1,382	-6.1%	(90)	1,520	1,422	-6.5%	(98)
Light	816	839	2.8%	23	812	834	2.8%	23
Extra-light	295	332	12.5%	37	270	320	18.5%	50
Offshore Crude Oil / Total	76.6%	74.6%			77.3%	75.4%

Table 21

PEMEX

Crude oil production by asset

			2008				2009				2010
	2006	2007	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
	(Mbd)
Total	3,256	3,076	2,891	2,794	2,754	2,729	2,667	2,590	2,567	2,583	2,607	2,578	2,567	2,552
Northeastern Marine Region	2,205	2,018	1,861	1,770	1,695	1,658	1,584	1,481	1,456	1,453	1,445	1,403	1,386	1,356
Cantarell	1,801	1,490	1,195	1,073	990	902	787	688	646	620	597	567	548	520
Ku-Maloob-Zaap	404	527	666	698	705	756	797	793	809	833	848	836	838	835
Southwestern Marine Region	475	506	495	486	507	513	512	521	511	526	546	546	538	548
Abkatún-Pol Chuc	332	312	302	289	325	316	314	307	299	302	302	299	291	293
Litoral de Tabasco	143	194	192	197	182	197	199	214	212	225	243	247	247	255
Southern Region	491	465	449	450	466	470	479	493	506	512	520	526	539	542
Cinco Presidentes	39	45	44	48	49	49	51	54	61	60	66	71	73	76
Bellota-Jujo	219	190	176	173	176	174	173	173	172	171	168	161	158	155
Macuspana	7	10	12	13	20	17	22	25	30	32	32	33	33	33
Muspac	34	34	33	35	37	40	41	41	42	44	48	47	52	51
Samaria-Luna	193	187	183	181	184	191	193	200	201	205	206	213	223	227
Northern Region	84	87	87	88	86	88	92	95	94	92	96	103	104	106
Poza Rica-Altamira	83	85	57	56	53	57	60	61	59	57	56	57	55	57
Aceite Terciario del Golfo(1)	—	—	27	30	30	29	28	29	31	30	35	40	44	45
Veracruz	1	2	2	2	2	2	4	5	5	5	5	5	5	4

(1)	The Aceite Terciario del Golfo Asset was created in 2008; the fields that integrate it were divested from the Poza Rica-Altamira Asset.

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Chart 12

Crude oil production by region

(Mbd)

4Q10

During the fourth quarter of 2010, crude oil production recorded an average of 2,552 Mbd. Due to the fact that total heavy crude oil production decreased by 6.1%, as a result of Cantarell and shutdowns of wells in the Ku-Maloob-Zaap project, in light of adverse climate weather conditions.

The previous was partially offset by increased production of: (i) extra-light crude oil, due to the completion of wells at the Delta del Grijalva project, (ii) and of light crude, as a result of increased production at the Crudo Ligero Marino and Integral Yaxché projects in the Southwestern Marine Region, as well as increased production at the Aceite Terciario del Golfo project in the Northern Region.

However, crude oil production reached 2,584 Mbd in January 2011.

2010

Crude oil production decreased by 1.0% during 2010, from 2,601 to 2,576 Mbd. This production volume modifies the declining annual trend observed in 2008 and 2009, of 9.2% and 6.8%, respectively.

In 2004, Cantarell started a natural and foreseen declination process. Cantarell’s production represented 63.0% of total production, while in 2010 contributed with only 19.0%.

This implies that Cantarell’s declination has been offset by the development of significant projects such as Ku-Maloob-Zaap, Crudo Ligero Marino, Ixtal-Manik, Delta del Grijalva and Ogarrio-Magallanes.

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These projects which grouped produced 392 Mbd in 2003, during 2010 contributed with 1,351 Mbd, an increase by 959 Mbd or 244.6%. In this context, the Ku-Maloob-Zaap project reached its maximum crude oil production level in 2010, at 839 Mbd.

It is important to note that without considering Cantarell’s production, the average annual compound growth in Mexico from 2005 to 2010 has been 9.2%, the greatest among crude oil producer countries.

Chart 13

Compound Average Growth Rate in Production 2005-2010

Chart 14

2005-2010 Incremental Barrels

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Natural Gas Production

Table 22 PEMEX
Natural Gas Production and Gas Flaring

	Fourth quarter (Oct.-Dec.)				Year ended Dec. 31,
	2009	2010	Change		2009	2010	Change
Total (MMcfd)(1)	6,522	6,290	-3.6%	(232)	6,534	6,337	-3.0%	(197)
Associated	3,935	3,967	0.8%	32	3,984	3,860	-3.1%	(125)
Non-associated	2,587	2,323	-10.2%	(264)	2,550	2,477	-2.9%	(73)
Natural gas flaring	487	446	-8.3%	(40)	699	421	-39.8%	(278)
Gas flaring / total	7.5%	7.1%			10.7%	6.6%

(1)	Does not includes nitrogen.

Table 23 PEMEX
Natural gas production by asset
(millones de pies cubicos diarios)
	2006	2007	2008				2009				2010
			1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
	(MMpcd)
Total (1)	5,356	6,058	6,586	6,861	6,963	7,260	7,018	7,029	7,066	7,009	6,946	6,937	7,155	7,039
Northeastern Marine Region	920	1,157	1,647	1,854	1,913	2,189	1,900	1,814	1,803	1,617	1,488	1,459	1,726	1,659
Cantarell	718	945	1,385	1,589	1,636	1,900	1,583	1,461	1,474	1,306	1,166	1,125	1,383	1,330
Ku-Maloob-Zaap	203	212	262	264	276	289	317	353	328	311	322	333	344	328
Southwestern Marine Region	856	993	991	1,016	1,046	1,038	1,067	1,141	1,095	1,142	1,127	1,142	1,186	1,231
Abkatún-Pol Chuc	513	544	542	542	615	577	570	591	574	586	588	595	586	607
Litoral Tabasco	344	448	449	474	431	461	497	550	521	557	539	546	600	624
Southern Region	1,352	1,353	1,364	1,419	1,492	1,525	1,540	1,547	1,633	1,677	1,697	1,774	1,818	1,768
Cinco Presidentes	57	61	64	68	70	68	66	70	71	69	85	108	112	114
Bellota-Jujo	271	240	251	248	243	261	250	245	272	275	293	304	304	322
Macuspana	193	223	234	248	286	273	299	305	319	326	316	318	308	284
Muspac	369	311	297	311	301	290	278	279	280	277	275	265	274	280
Samaria-Luna	463	518	519	545	593	633	646	648	690	730	728	780	820	768
Northern Region	2,228	2,556	2,583	2,572	2,512	2,509	2,511	2,526	2,536	2,573	2,634	2,563	2,424	2,381
Burgos	1,330	1,412	1,390	1,392	1,360	1,389	1,425	1,501	1,535	1,598	1,597	1,525	1,399	1,396
Poza Rica-Altamira	174	223	165	154	145	147	138	138	132	126	122	118	113	116
Aceite Terciario del Golfo(2)	—	0	43	49	51	66	81	83	80	71	77	81.82	87.71	94.07
Veracruz	723	922	986	977	957	907	867	805	789	779	837	838	825	776

Memorandum Nitrogen	—	143	459	593	646	817	524	472	502	487	557	607	816	749
Southern Region	—	—	—	—	—	—	—	—	—	—	93	100	112	118
Bellota-Jujo	—	—	—	—	—	—	—	—	—	—	57	46	37	46
Samaria-Luna	—	—	—	—	—	—	—	—	—	—	35	54	75	72
Northeastern Marine Region	—	143	459	593	646	817	524	472	502	487	464	508	704	630
Cantarell	—	143	459	593	646	817	524	472	502	487	464	508	704	630

(1)	Includes nitrogen.
(2)	The Aceite Terciario del Golfo Asset was created in 2008; the fields that integrate it were divested from the Poza Rica-Altamira Asset.

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Chart 15

Natural gas production by region

(MMcfd)

4Q10

During the fourth quarter of 2010, total natural gas production decreased by 3.6%, from 6,522 to 6,290 MMcfd, as compared to the fourth quarter of 2009. This decrease was due to lacking supervision of wells operations in light of unsafe conditions.

Associated gas production increased due to results in exploitation of fields in projects of the Southwest Marine Region. Altogether, the Burgos and Veracruz projects reached a production of 2,172 MMcfd, or 35% of total production.

2010	During 2010, natural gas production decreased by 3.0%, from 6,534 to 6,337 MMcfd, as compared to 2009.

Gas flaring	In the fourth quarter of 2010, gas flaring decreased by 8.3% as compared to the same quarter of 2009, primarily due to optimization works in the transition zone at the Cantarell asset to manage its exploitation, as well as construction of additional infrastructure for gas handling and transportation in offshore facilities.

During 2010, PEMEX managed to reduce gas flaring by 39.8% as compared to 2009.

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Seismic Information

Table 24

PEMEX

Seismic information

	Fourth quarter (Oct.-Dec.)				Year ended Dec. 31,
	2009	2010	Change		2009	2010	Change
2D (km)	579	739	27.5%	159	18,032	2,356	-86.9%	(15,676)
3D (km2)	6,436	9,543	48.3%	3,108	18,287	24,778	35.5%	6,491

During 2010, 2D seismic acquisition activities were primarily performed in the Burgos project, and were aimed at identifying new exploratory opportunities that may lead to commercially viable non-associated gas accumulations.

Acquisitions of 3D seismic studies during 2010 reached 24,778 km2, and were distributed as follows: (i) 16,821 km2 were performed in the deep waters of the Gulf of Mexico B project and the Perdido Area, with the goal of evaluating the crude oil potential of the deep waters of the Gulf of Mexico; (ii) 6,896 km2 were performed with the purpose of incorporating new hydrocarbons reserves in the Southeastern, Burgos and Veracruz basins; and (iii) 1,061 km2 were performed to develop fields in the North Region.

Discoveries

Table 25

PEMEX

Main discoveries as of December 31, 2010

Project	Well	Geologic age	Initial production		Type of hydrocarbon
			Crude and condensates (bd)	Gas (MMcfd)
Burgos	Monclova-1001	Upper Jurassic Kimmeridgian		3.5	Dry gas
	Rusco-101	Oligocene		2.0	Wet gas
	Jaraguay-1	Oligocene		1.7	Wet gas

Poza Rica-Altamira	Tilapia-1	Upper Jurassic Kimmeridgian	110.0	0.0	Light crude oil

Veracruz	Rabel-1	Miocene		7.0	Dry gas

Bellota-Jujo	Bricol-2DL	Upper Jurassic Kimmeridgian	1,917.0	1.0	Extra-light crude oil
	Naguin-1	Upper Jurassic Kimmeridgian	300.0	1.1	Extra-light crude oil

Cinco Presidentes	Brillante-1	Miocene	1,603.0	1.1	Light crude oil
	Guaricho-501	Miocene	442.0	0.3	Light crude oil

Litoral de Tabasco	Tsimin-1DL	Upper Jurassic Kimmeridgian	3,820.0	16.9	Gas and condensate

Total			8,192.0	34.6

During the fourth quarter of 2010, ten new exploratory wells were completed. Production tests in different oilfields yielded 8 Mbd of crude, 24 MMcfd of wet gas and 10 MMcfd of dry gas.

It is worth nothing that positive results from the Bricol-2DL well allowed the incorporation of 243 MMboe in additional reserves, representing the most important of onshore fields in 2010.

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In addition, the Tsimin-1DL well incorporated additional volume of hydrocarbon reserves. A total of 349 MMboe were incorporated on the horizon of the Jurásico Superior Kimmeridgiano, representing the most important offshore field.

Operation Infrastructure

Table 26

PEMEX

Operating equipment and wells

	Fourth quarter (Oct.-Dec.)				Year ended Dec. 31,
	2009	2010	Change		2009	2010	Change
Operating drilling rigs	177	109	-38.6%	(69)	176	130	-26.1%	(46)
Exploration	17	21	20.5%	4	26	19	-24.2%	(6)
Northeastern Marine Region	1	—	-100.0%	(1)	3	0	-84.8%	(2)
Southwestern Marine Region	4	7	64.0%	3	5	6	14.7%	1
Southern Region	8	11	42.5%	3	10	10	0.2%	0
Northern Region	5	3	-35.1%	(2)	8	3	-59.2%	(5)
Development	160	88	-45.1%	(72)	150	111	-26.5%	(40)
Northeastern Marine Region	12	11	-5.3%	(1)	13	13	-2.5%	(0)
Southwestern Marine Region	11	10	-7.1%	(1)	9	9	-3.2%	(0)
Southern Region	26	28	7.4%	2	31	28	-8.1%	(3)
Northern Region	112	39	-65.1%	(73)	97	61	-37.7%	(37)
Operating offshore platforms					231	233	0.9%	2
Storage					1	1	0.0%	0
Compression					10	10	0.0%	0
Control and service					1	1	0.0%	0
Linkage					12	13	8.3%	1
Measurement					1	1	0.0%	0
Drilling					150	151	0.7%	1
Production					27	27	0.0%	0
Telecommunications					6	6	0.0%	0
Treatment and pumping					1	1	0.0%	0
Housing					22	22	0.0%	0
Operating wells					7,021	7,606	8.3%	585
Injection					207	192	-7.2%	(15)
Production					6,814	7,414	8.8%	600
Crude oil					3,713	4,382	18.0%	669
Non-associated gas					3,101	3,032	-2.2%	(69)

Max Smith and Centenario are currently the two operating platforms operating for water depths up to 6,000 and 7,000 feet, respectively. We expect two more platforms to arrive this year with water depth capacity of up to 10,000 feet.

As of December 31, 2010, the total number of operating wells increased by 585 as compared to the same period of 2009, primarily as a result of intense activity related to the completion of wells in the ATG and Burgos projects.

Table 27

PEMEX

Wells drilled

	Fourth quarter (Oct.-Dec.)				Year ended Dec. 31,
	2009	2010	Change		2009	2010	Change
Wells Drilled	293	221	-24.6%	(72)	1,150	1,303	13.3%	153
Development	276	210	-23.9%	(66)	1,075	1,264	17.6%	189
Exploration	17	11	-35.3%	(6)	75	39	-48.0%	(36)

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4Q10	During the fourth quarter of 2010, the total number of completed wells decreased by 24.6% as compared to the same quarter of 2009, from 293 to 221 wells. This is primarily explained by decreased activity in the ATG and Burgos projects. Decreases in exploratory wells are primarily explained by the reduced activity in the exploration projects of Burgos and Veracruz.

2010	During 2010, the number of completed wells increased by 13.3%, from 1,150 to 1,303, as compared to the same period of 2009, primarily as a result of increased activity in the ATG project.

Deep Water Regulations	On January 11, 2011, the Official Gazette of the Federation published the “general administrative regulations which establish procedures, technical requirements and necessary conditions for industrial safety, which should be observed by Petróleos Mexicanos and its subsidiary entities (PEMEX), in order to conduct the exploration and exploitation of hydrocarbons in deep water” (CNH.12.001/10). These regulations have as their main objective granting the National Hydrocarbons Commission (CNH) all necessary authorities to evaluate and supervise that works done at depths of 500 meters or deeper be conducted according to industry best practices, and at the same time maintaining the integrity of the workforce, installations and environment.

Upstream Opportunity Areas

Mexican Exploration and Production Contracts	Pursuant to the energy reform legislation passed in 2008, Pemex may enter into contracts which allow the alignment of contractors’ incentives with PEMEX’s performance by offering cash compensation. In other words, contractors who increase production or reduce costs will be offered pre-established cash compensation per barrel extracted, or an established portion of additional profits as a result of the reduction of costs.

The Performance Contracts mentioned in previous Financial Results reports will now be referred to as “Exploration and Production Integrated Contracts”. The title change has been considered a better way to conduct activities for the evaluation, development and production of hydrocarbons in a specific contractual area (blocks), in order to improve PEMEX´s Exploration & Production execution capacity through a profitable and competitive scheme which aligns interests with contractors.

Hereafter is the description of their status:

•      There is a new applicable legal framework consisting of the: (i) Ley de Petróleos Mexicanos, (ii) Reglamento de la Ley de Petróleos Mexicanos, and (iii) Disposiciones Administrativas de Contratación (Law of Petróleos Mexicanos, its regulations, and contracting provisions).

•      The Board of Directors of Petróleos Mexicanos approved, in November 2010, a generic model contract which can be applied to three areas on mature fields in the South Region—which correspond to the first round of bids.

First Round: Mature Fields in the South Region

•      There is great potential to increase the recovery factor in these fields.

•      Around 40 mature fields have been identified. These fields may be grouped into eight blocks.

•      Out of these 8 blocks, Pemex has documented the first three areas—Santuario, Carrizo

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and Magallanes—as follows:

•      6 mature oilfields grouped into three areas;

•      average surface area of 312 km2 (120 mi2); and

•      current production totaling 14 Mbd.

•      The data room for these three contractual areas has been available since November 24, 2010, in Villahermosa, Tabasco.

•      The first round will have three stages:

1.    The first stage consists of the public announcement and promotion within the industry, which aims to receive feedback from possible players in order to make fine adjustments to the model.

2.    Subsequently, an official announcement for the corresponding bidding will be made.

3.    Finally, results of the first round of bids are expected to be available during the third quarter of 2011.

Wet gas nitrogen contents	PEMEX currently performs several actions to control nitrogen content in gas transported to processing centers of Ciudad Pemex, Nuevo Pemex and Cactus. These actions include the following:

•      maintain and increase the re-injection of sour gas into wells in the Cantarell asset located in the Northeastern Marine Region and in the Oxiacaque, Iride and Jujo fields located in the Southern Region;

•      segregate tides of high nitrogen content wells; and

•      construct two nitrogen recovery plants in the Southern Region, one in the Samaria-Luna asset (125 MMcfd capacity) and the other in the Bellota-Jujo asset (150 MMcfd capacity).

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Cantarell’s Decline

As a result of the measures taken in the Cantarell asset to (i) counteract its natural decline, and (ii) increase the hydrocarbons recovery factor, production stabilization has been achieved. During 2010, the production in the Cantarell asset amounted to 558 Mbd.

The following is a description of recent trends in the production and decline rate of the Cantarell asset:

Table 28
PEMEX
Cantarell Asset
	Production (Mbd)	Monthly average reduction rate
4T09	620	3.18%
1T10	597	1.46%
2T10	567	1.62%
3T10	548	0.87%
4T10	520	0.48%

Aceite Terciario del Golfo (ATG)	During 2010, the production in the ATG project amounted to 41 Mbd, which represents an increase of 35.9% as compared to 2009. This increase was primarily due to the incorporation of completed and repaired wells to production.

PEMEX will continue its efforts in the ATG asset in order to: (i) maximize existing wells’ production; (ii) increase execution capacity of well interventions; and (iii) apply new technologies through methods such as field laboratories, non-conventional drilling, fracturing and stimulations.

With regards to field laboratories, preliminary results to alternative exploitation technologies are described below:[9]

• water injection;

• better operating practices (for example, increased production by adding an additional shift); and

• horizontal drilling and fractures.

[9]	Participating companies: Halliburton, Schlumberger, Weatherford, Tecpetrol and Baker Hughes.

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Downstream

Crude Oil Processing

Table 29
PEMEX
Crude Oil Processing

	Fourth quarter (Oct.-Dec.)				Year ended Dec. 31,
	2009	2010	Change		2009	2010	Change
	(Mbd)				(Mbd)
Total processed (Mbd)	1,315	1,055	-19.8%	(260)	1,295	1,184	-8.6%	(111)
Light Crude	806	698	-13.4%	(108)	779	744	-4.5%	(35)
Heavy Crude	509	357	-29.8%	(152)	516	440	-14.7%	(76)

Light crude / total processed	61.3%	66.2%		4.9	60.1%	62.8%		2.7
Heavy crude / total processed	38.7%	33.8%		(4.9)	39.9%	37.2%		(2.7)
Use of primary distillation capacity	86%	69%		(16.9)	85%	77%		(7.2)

Total crude oil processing decreased by 19.8% in the fourth quarter of 2010 as compared to the same period of 2009, totaling a reduction of 8.6% in 2010. This decrease was primarily as a result of:

•	non-scheduled corrective plant maintenance and repairs;

•	the impact caused by an accident at the Cadereyta Refinery on September 7, 2010, which significantly affected operations in this workplace, especially during the fourth quarter of 2010; and

•	failures in the electricity system at the Madero and Tula refineries during the first and fourth quarter of 2010.

Capacity utilization	As a result of the above, primary distillation capacity utilization decreased by 16.9 percentage points during the quarter, as compared to the same period of 2009, and 7.2 percentage points during 2010, as compared to 2009.

Production of Petroleum Products

Table 30
PEMEX
Petroleum Products Production

	Fourth quarter (Oct.-Dec.)				Year ended Dec. 31,
	2009	2010	Change		2009	2010	Change
	(Mbd)				(Mbd)
Total production (Mbd)	1,489	1,229	-17.5%	(260)	1,469	1,361	-7.4%	(108)
Automotive gasolines	463	380	-18.0%	(84)	471	424	-10.1%	(47)
Fuel oil	346	294	-15.0%	(52)	316	322	1.9%	6
Diesel	338	257	-24.0%	(81)	337	290	-14.1%	(47)
LPG	206	205	-0.6%	(1)	209	212	1.4%	3
Jet Fuel	59	42	-29.9%	(18)	57	52	-9.1%	(5)
Other(1)	76	52	-32.2%	(24)	79	62	-21.8%	(17)

(1)	Includes paraffins, furfural extract, aeroflex, asphalt, lubricants, coke, cyclical ligth oil and other gasolines.

4Q10	During the fourth quarter of 2010, petroleum products production decreased by 17.4% as compared to the same period of 2009, from 1,489 to 1,230 Mbd, as a result of lower crude oil processing during the period.

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2010	Moreover, petroleum products production decreased by 7.4% during 2010, as compared to 2009, from 1,470 to 1,362 Mbd.

Natural Gas Processed

Table 31
PEMEX
Natural Gas Processing and Production

	Fourth quarter (Oct.-Dec.)				Year ended Dec. 31,
	2009	2010	Change		2009	2010	Change
Natural Gas Processing (MMcfd)	4,491	4,383	-2.4%	(109)	4,436	4,472	0.8%	36
Sour Wet Gas	3,403	3,398	-0.1%	(5)	3,381	3,422	1.2%	41
Sweet Wet Gas	1,088	984	-9.5%	(104)	1,055	1,050	-0.5%	(5)
Condensates Procesing (Mbd)	50	53	5.1%	3	51	53	2.8%	1
Production
Dry gas from plants (MMcfd)	3,639	3,570	-1.9%	(69)	3,572	3,618	1.3%	46
Natural gas liquids (Mbd)	371	376	1.3%	5	378	383	1.4%	5

4Q10	During the fourth quarter of 2010, total onshore natural gas processing decreased by 2.4% as compared to the same quarter of 2009, primarily due to lower availability of sweet wet gas as a result of decreased production in the North Region.

2010	During 2010, onshore natural gas processing increased by 0.8% as compared to 2009, primarily due to greater availability of sour wet gas in the Marine Region, which, in turn, increased dry gas production.

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Total Petrochemicals Production

Table 32

PEMEX
Production of secondary petrochemicals

	Fourth quarter (Oct.-Dec.)				Year ended Dec. 31,
	2009	2010	Change		2009	2010	Change
Total production (Mt)	1,009	1,343	33.0%	334	4,965	5,616	13.1%	651
Methane Derivatives	191	362	90.0%	172	820	1,234	50.4%	414
Ammonia	175	253	44.0%	77	790	869	10.1%	79
Carbon dioxide	15	94	515.2%	78	30	348	1053.5%	318
Methanol	—	16	—	16	—	16	—	16
Ethane Derivatives	355	282	-20.6%	(73)	1,290	1,311	1.6%	21
Vinyl chloride	56	13	-75.8%	(42)	155	187	20.9%	32
Dichloroethane	0	0	30.0%	0	0	0	-17.7%	(0)
Ethylene	21	10	-52.5%	(11)	116	46	-60.0%	(70)
Ethylene glycol	48	44	-7.9%	(4)	140	187	33.7%	47
Impure glycol	0	0	-20.9%	(0)	2	2	-16.7%	(0)
Pure monoethylene glycol	2	1	-33.0%	(1)	9	9	-3.2%	(0)
Ethylene oxide	57	48	-15.4%	(9)	177	238	34.1%	61
High density polyethylene	53	32	-40.4%	(22)	195	181	-7.3%	(14)
Low density polyethylene	74	71	-3.6%	(3)	288	264	-8.5%	(24)
Linear low density polyethylene	44	62	39.7%	18	206	196	-5.0%	(10)
Aromatics and Derivatives	41	194	371.1%	153	655	779	18.9%	124
Aromine 100	3	3	-0.2%	(0)	13	12	-1.1%	(0)
Benzene	1	13	1596.5%	12	3	60	2039.5%	57
Styrene	9	26	173.3%	16	91	65	-28.7%	(26)
Fluxoil	0	1	25.7%	0	4	2	-40.0%	(2)
High octane hydrocarbon	19	105	440.0%	85	433	444	2.5%	11
Toluene	6	21	250.8%	15	52	96	85.5%	44
Xylenes	2	26	1047.4%	24	60	100	66.4%	40
Propylene and Derivatives	115	84	-26.9%	(31)	436	425	-2.7%	(12)
Hydrocyanic acid	—	2	—	2	—	6	—	6
Acrylonitrile	12	15	23.7%	3	12	55	344.5%	43
Propylene	103	67	-34.7%	(36)	424	363	-14.3%	(61)
Other	307	420	36.8%	113	1,763	1,868	5.9%	105

Note: “Other” includes muriatic acid, butadiene, polyethylene wax, petrochemical specialities, BTX liquids, hydrogen, isohexane, pyrolysis liquids, oxygen, CPDI, sulfur, isopropyl alcohol, amorphous gasoline, octane basis gasoline and heavy naphtha.

The main factors which contributed to the quarterly and accumulated variations in the production of secondary petrochemical products during 2010 were:

•

an increase in production of the methane derivatives chain, primarily carbonic anhydride, due to greater demand from beverage companies. It is worth mentioning that the two ammonia plants operated continually in 2010. In addition, the Metanol II plant in the Independencia Petrochemical Complex began operations at the end of November 2010;

•

a 1.6% increase in production of the ethane derivatives chain, particularly in glycols production, as a result of the expansion of the ethylene oxide plant at the Morelos Petrochemical Complex during the third quarter of 2009. In addition, during 2010 greater production of vinyl chloride was observed, especially in the first half of 2010. It is important to point out that during the fourth quarter of 2010, there was a decrease in the ethane derivatives chain, as compared to the same period in 2009, mainly due to more frequent scheduled maintenance at some of the ethylene derivatives plants than in the fourth quarter of 2009;

•

an increase in production of the aromatics and derivatives chain, primarily due to changes in the operations scheme with imported naphtas which contain a greater quantity of aromatic providers (C6, C7, C8). This yielded a greater production of benzene, toluene and xylene to be sold. In particular, greater production levels of Benzene were recorded, due to the fact that the styrene plant had a technical diagnostic shut-down from June to September 2010;

•	a decrease in production of the propylene and derivatives chain, as a result of lower crude processing at PEMEX’s refineries in Mexico; and

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•

a significant increase in “other” secondary petrochemicals, primarily as a result of conducted maintenance in the aromatics sector during the fourth quarter of 2009, where many of the products in the “other” category are produced.

Downstream Opportunity Areas

Operational Reliability of the National Refining System

On December 30, 2010, the Acquisitions, Lease, Works and Services Committee authorized an operating improvement program to increase operating reliability, as well as to revert negative results from National Refining System (SNR). Based on prices and margins observed in 2010, expected increases in the variable refining margin between U.S.$2.0 and U.S.$2.5 per barrel could be obtained in the upcoming 30 months.

Pemex has developed the following strategies in order to attain these results:

•     improve the distillate yield;

•     improve energy use and consumption (energy intensity index);

•     increase operational reliability;

•     improve the programming and planning of plants;

•     eliminate redundant paperwork and simplify relevant processes; and

•     implement operative coordination and logistics mechanisms among the remaining areas.

The program will be executed in stages: (i) Madero and Salina Cruz, (ii) Cadereyta and Tula, and (iii) Minatitlán and Salamanca.

Reconfiguration of Minatitlán

In 2010, we began the reconfiguration of the first block of plants in the Minatitlán refinery, pursuant to the Minatitlán reconfiguration plan:

•     reconfiguration of the hydrogen plant began on August 20, 2010;

•     the reconfiguration of the diesel hydrodesulphurizer U-24000 began on August, 27, 2010; and

•     the reconfiguration of the sulfur plant train 1 began on October 29, 2010.

The startup for the second block of plants is scheduled for March 2011, with the reconfiguration expected to be completed during the second quarter of 2011.

Gas Quality

In compliance with the new Mexican Official Standard NOM-001-SECRE-2010 published on March 19, 2010, PEMEX has implemented the following actions:

•     control of nitrogen content in gas that is to be processed;

•     modifications to the Ciudad Pemex cryogenic plant II. The engineering details have concluded and authorization paperwork for its execution is undergoing;

•     control of liquefiable contents in the north of Veracruz. A series of samples have been taken on injection points to determine which fields exceed regulation limits; and

•     monitoring and follow-up in respect of quality parameters. Adjustments to the sampling, measurement and registry systems for natural gas specifications are expected for December 2012. Such actions will allow us to advise clients, concessionaires and the Energy Regulations Commission (CRE) of any deviations in such quality parameters.

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Profitable Chains

Aromatics and Derivatives

PEMEX has implemented various measures to decrease the current economic losses relating to its aromatics line, including the following:

•     the cessation of paraxylene and orthoxylene production;

•     the conversion of the pentane isomerization plant’s operations to a gasoline component production scheme;

•     the cessation of production of topped crude oil; and

•     the modification of the imported naphtha operational scheme.

Propylene and Derivatives

The project to reopen the acrylonitrile plant in the Morelos Petrochemical Complex was planned based on an expected supply of propylene from the Minatitlán Refinery. However, as a result of delays in the reconfiguration of the Minatitlán Refinery, PEMEX has been forced to import propylene to supply the Morelos Petrochemical Complex with this raw material. For the first nine months of 2010, Pemex-Petrochemicals imported 42 Mt of polymer-grade propylene, and is currently considering increasing the propane supply to its ethylene plants, thereby requiring increased propylene production.

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Industrial Safety and Environmental Protection

Table 33

PEMEX

Industrial Safety and Environmental Protection

	Fourth quarter (Oct.-Dec.)				Year ended Dec. 31,
	2009	2010	Change		2009	2010	Change
Frequency Index	0.33	0.57	72.5%	0.24	0.42	0.42	-0.7%	(0.00)
Severity Index	23	42	79.4%	19	26	25	-2.1%	(1)
Sulfur Oxide Emissions (t/Mt)	2.84	1.97	-30.4%	(0.86)	2.87	2.10	-26.7%	(0.77)
Reused Water / Use	0.18	0.17	-4.4%	(0.01)	0.17	0.17	-1.3%	(0.00)

Industrial Safety	For the second consecutive year, PEMEX maintained the lowest accident frequency index in the company’s history. The accident frequency index reached 0.42 incapacitating accidents per million man-hours worked (MMhw). This figure is 5% lower than to the 0.44 recorded by the OGP (Oil and Gas Producers) in 2009. The accident severity index reached 25 days lost per MMhw.

Environmental Protection	As of December 31, 2010, the sulfur oxide emissions index decreased by 26.7% as compared to 2009, primarily as a result of closing wells with high gas-oil ratio, and by starting operations of gas injection modules in Cantarell, which reduces the volume of sour gas sent to burners.

Carbon Credits

On October 25, 2010, a Clean Development Mechanism (CDM) project was registered by PEMEX with the United Nations (UN). The project (a collaboration between PEMEX and Statoil) aims to reduce gas flaring and therefore emissions at the Tres Hermanos field in the Northern Region. PEMEX expects to reduce C02 emissions by an average of 82.6 thousand tons per year (MtCO2a).

In addition, PEMEX has classified the following projects in different registry stages as CDMs before the UN.

Table 34

PEMEX
Main MDL Projects

			Expected
Organism	Work Center	Project	Reductions MtC02/a
PEP	Dos Bocas Maritime Terminal	Energy use of gas turbine combustion	83.6
	Northeast Marine Region	Elimination of gas flaring in “Tres Hermanos” field	431.5

PGPB	GPCs Ciudad Pemex, Nuevo Pemex, Poza Rica	Installatino of dry seal in gas compressors	25.9
	GPC Nuevo Pemex	Cogeneration	942.5

	PC Morelos	Construction of the power generation system by replacing steam turbine with gas turbine generators with heat recovery	901.4
PPQ	PC Cangrejera	Turbine cogeneration	679.6

	PC Cosoleacaque	Recovery improvement of Co2 injection wells in five fields from Cinco Presidentes	949.0
GPC: Gas Processing Center

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PEMEX

PEMEX Climate Change Action Plan

On December 9, 2010, Chief Executive Officer, Juan José Suárez Coppel, presented PEMEX’s Climate Change Action Plan at the COP 16 Conference. The plan is considered in the environmental protection strategy of PEMEX’s Business Plan. The strategy is developed around four fundamental pillars:

•       capture of operating opportunities;

•       sustainability of investments;

•       social environmental responsibility; and

•       action against climate change.

On January 31, 2010, current CEO, Juan José Suárez Coppel, the Head of the Union of PEMEX (STPRM), and Carlos Romero Deschamps explained the politics and principles that PEMEX will follow in terms of security, health and environmental protection.

With this type of action, PEMEX confirms its commitment to a safe and efficient operation that provides economic development to the country, while at the same time also offers a sound environment and real alternatives to face global challenges in fighting climate change.

Incident at San Martín Texmelucan

On December 19, 2010, at 5:50 AM, a crude leak occurred and caused a pipeline explosion in Nuevo Teapa-Venta de Carpio, near the pumping station at San Martín Texmelucan, Puebla.

PEMEX profoundly regrets the loss of 30 human lives.

PEMEX compensated the victims by a total amount of approximately Ps. 100.0 million and continues with cleaning labors along the Atoyac River. Furthermore, samples of five water supply wells have been analyzed, concluding with them no presence of pollution in such wells. Explosion tests were also conducted on 30 registries which reported 0% values.

The previous allows to conclude that there are no current risks for residents which could be associated to the accident.

The Office of the Mexican Attorney-General (PGR) is continuing its investigations in order to determine what caused the accident.

Fight Against the Illicit Fuel Market

The faster detection of illegal taps and, as a result, a decrease in the time exposed to robbery allowed for reduction in the estimated missing fuel associated to the illicit market.

During the fourth quarter of 2010, the estimated total volume of stolen fuel obtained from PEMEX’s pipelines was 45.0% greater than the one recorded during the fourth quarter of 2009, passing from 462,013 to 668,901 barrels.

Regardless of the above, the volume production extracted on a monthly basis along 2010, allowed for a total global reduction of 30% at year-end, as compared to 2009, from 3,078 Mb to 2,162 Mb.

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PEMEX

Annex

Appointments

On December 14, 2010, PEMEX’s Board of Directors of Petróleos Mexicanos approved the appointments of Ignacio Quesada Morales as Chief Financial Officer, and Carlos Alberto Treviño Medina as Chief Administrative Officer, substituting Esteban Levin Balcells, who joined the private sector.

CFO Ignacio Quesada Morales served as Chief of Staff of the Minister of Finance, and CAO Carlos Alberto Treviño Medina served as PEMEX’s CFO.

On January 7, 2011, President Felipe Calderón appointed Jose Antonio Meade Kuribreña as Energy Minister, replacing Georgina Kessel. The newly appointed Energy Minister will also serve as Chairman of PEMEX’s Board of Directors. Jose Antonio Meade served as Undersecretary of Finance and Public Credit.

On February 28, 2011, PEMEX’s Board of Directors approved the appointment of Marco Antonio de la Peña Sánchez as General Counsel of PEMEX, replacing Iván Aleksei Alemán Loza who served as Interim General Counsel since December 1, 2010. This appointment will take effect on March 3, 2011. Marco Antonio de la Peña Sánchez was General Counsel and Fiduiciary of the National Bank of Public Works and Services (Banobras). Iván Aleksei Alemán Loza replaced José Néstor García Reza.

Recognitions	On November 24, 2010, Marcelo Lozada-Cassou, Ph.d, Coordinator of the Molecular Engineering Program at the Mexican Institute of Petroleum (IMP), received the Sciences National Prize in the Physics-Mathematics field. This prize is awarded by the Mexican government to those who make significant contributions to national development.

Fight Against the Illicit Fuels Market

PEMEX, along the Ministry of National Defense (SEDENA), the Office of the Federal Attorney General (PGR), the Secretary of the Navy (SEMAR), and the Federal Police (PFP) have executed actions towards preventing losses of hydrocarbon products caused by acts of theft, illegal extraction, tampering and illegal marketing of petroleum products, as well as reducing their related risks to personnel, facilities and the environment.

By complying with the Technical Operations Auditing program, conducted in order to identify possible areas of vulnerability and verify the correct application of operating, measurement and product-handling procedures, PEMEX has discouraged theft in workplaces. Other implemented projects that also supported this achievement are:

•	mobile laboratories;

•	volumetric control of service stations;

•	integral monitoring system and terminal tracking (SIMCOT)

•	satellite tracking of tank trucks; and

•	closed circuit television.

Due to its extension and geographic dispersion, the pipeline transportation system is one of the most complex assets in the industry in terms of control. Criminals take advantage of this condition and steal product by placing illegal taps.

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PEMEX

4Q10

During the fourth quarter of 2010, 241 illegal pipeline taps were identified and shut down, of which 219 correspond to Pemex-Refining pipelines, 8 to Pemex-Explorations and Production, and 14 to Pemex-Gas and Petrochemical pipelines. In each one of these cases, a corresponding criminal report was filed.

2010

During 2010, the number of illegal pipeline taps that were identified and shut down escalated to 710, of which 433 corresponded to oil product pipelines and 198 to crude oil pipelines under Pemex-Refining, 22 to Pemex-Exploration and Production pipelines, and 57 to Pemex-Gas and Petrochemical.

During 2010, Veracruz was the most damaged entity by this type of delinquency, identifying 19.0% of its occurrence (120 illegal taps) in the Pemex-Refining pipelines which cross its territory, followed by the states of Sinaloa, with 16% (102 illegal taps), Nuevo León with 10% (63 illegal taps), Tamaulipas with 9% (57 illegal taps), Puebla with 8% (52 illegal taps) and Mexico with 7% (43 illegal taps). In each one of these cases, a corresponding criminal report was filed in order to conduct the related investigations.

Table A1

PEMEX

Average exchange rates and reference prices

	Fourth quarter (Oct.-Dec.)				Year ended Dec. 31,
	2009	2010	Change		2009	2010	Change
Mexican pesos per U.S. dollar (Ps. / U.S.$)	13.04	12.42	-4.8%	(0.62)	13.57	12.64	-6.8%	(0.93)
Foreign exchange apreciation (depreciation)	3.2%	1.2%		(2.07)	3.5%	5.4%		1.83
Mexican crude oil basket (U.S.$/b)	70.26	77.75	10.7%	7.49	57.22	72.05	25.9%	14.83
Regular gasoline in the USCGM (U.S.¢/gal)	191.43	218.31	14.0%	26.88	164.47	206.77	25.7%	42.30
LPG price by Decree (Ps./t)	5,743	6,291	9.6%	549	5,778	6,082	5.3%	304
International reference LPG (Ps./t)	8,240	9,033	9.6%	794	6,519	8,794	34.9%	2,275
Natural gas (U.S.$/MMBtu)	4.25	3.78	-11.2%	(0.48)	3.92	4.38	11.8%	0.46

Table A2

PEMEX

Volume of domestic sales

	Fourth quarter (Oct.-Dec.)				Year ended Dec. 31,
	2009	2010	Change		2009	2010	Change
Dry natural gas (MMcfd)	3,249	3,253	0.1%	3	3,119	3,254	4.3%	135
Petroleum products (Mbd)	1,824	1,774	-2.7%	(50)	1,772	1,763	-0.5%	(9)
Automotive gasolines	815	817	0.2%	1	792	802	1.2%	10
Fuel oil	216	162	-25.0%	(54)	209	185	-11.5%	(24)
Diesel	365	382	4.8%	18	359	371	3.4%	12
LPG	302	308	2.1%	6	281	288	2.5%	7
Jet fuel	54	50	-7.5%	(4)	55	56	1.6%	1
Other	72	56	-23.2%	(17)	76	61	-19.3%	(15)
Petrochemicals products (Mt)	1,013	997	-1.6%	(16)	4,014	4,197	4.6%	183

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PEMEX

Table A3

PEMEX

Volume of Exports

	Fourth quarter (Oct.-Dec.)				Year ended Dec. 31,
	2009	2010	Change		2009	2010	Change
Crude oil (Mbd)	1,236	1,497	21.1%	261	1,222	1,361	11.3%	138
Maya(1)	1,027	1,142	11.2%	115	1,065	1,074	0.9%	9
Istmo	13	133	917.5%	120	14	75	429.1%	61
Olmeca	196	222	13.2%	26	143	212	47.6%	68
Dry natural gas (MMcfd)	61	9	-84.6%	(52)	67	19	-71.1%	(47)
Petroleum products (Mbd)	223	192	-13.7%	(31)	245	194	-20.6%	(51)
Automotive gasolines	2	—	-100.0%	(2)	3	—	-100.0%	(3)
Fuel oil	128	123	-3.9%	(5)	122	124	1.3%	2
Diesel	7	—	-100.0%	(7)	5	0.4	-91.3%	(4)
LPG	0.1	0.1	1.2%	0	1	0.1	-90.7%	(1)
Jet fuel	7	—	-100.0%	(7)	4	1	-68.9%	(3)
Naftas	71	69	-2.2%	(2)	69	68	-1.0%	(1)
Other	8	—	-100.0%	(8)	41	1	-98.3%	(40)
Petrochemicals (Mt)	201	133	-33.8%	(68)	779	698	-10.5%	(82)

(1)	Includes Altamira.

Table A4

PEMEX

Volume of Imports

	Fourth quarter (Oct.-Dec.)				Year ended Dec. 31,
	2009	2010	Change		2009	2010	Change
Dry gas (MMcfd)	473	579	22.3%	106	422	536	26.9%	114
Petroleum products (Mbd)	530	722	36.4%	193	506	628	24.0%	122
Automotive gasolines	346	441	27.4%	95	322	383	19.0%	61
Fuel oil	21	3	-84.2%	(18)	39	12	-67.8%	(26)
Diesel	43	143	235.6%	100	48	106	122.7%	59
LPG	105	102	-1.9%	(2)	80	79	-1.9%	(2)
Jet fuel	—	4	—	4	1	4	254.8%	3
Other	—	28	—	28	5	31	488.8%	26
Naftas	15	0	-96.8%	(15)	11	12	5.8%	1
Petrochemicals (Mt)	178	102	-42.9%	(76)	568	395	-30.5%	(173)

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Table A510

PEMEX

Derivative financial instruments

	As of December 31,
	2009	2010	Change	2010
	(Ps. MM)			(US$MM)
Derivative financial instruments linked to debt and assets
Face Value (Ps. MM)	165,595	146,008	(19,587)	11,816
Interest rate swaps	10,996	9,900	(1,096)	801
Cross currency swaps	118,315	101,789	(16,526)	8,237
Extinguishing cross currency swaps	16,583	15,692	(891)	1,270
Assets swaps	19,701	18,627	(1,073)	1,507
Mark to market (Ps. MM)	8,698	8,725	27	706
Interest rate swaps	(1,395)	(1,212)	183	(98)
Cross currency swaps	6,732	5,772	(960)	467
Extinguishing cross currency swaps	3,241	2,444	(797)	198
Assets swaps	120	1,721	1,600	139

Natural gas derivative financial instruments
Mark to market (Ps. MM)	198	93	(105)	8
Long swaps	(4,841)	(2,564)	2,277	(207)
Short swaps	5,038	2,657	(2,381.1)	215
Long options	318	79	(238)	6
Short options	(318)	(79)	238.2	(6)
Volume (MMBtu)	(52,653)	(19,029)	33,624
Long swaps	126,005,613	58,417,932	(67,587,681)
Short swaps	(126,053,351)	(58,437,033)	67,616,317
Long options	38,067,532	14,623,910	(23,443,623)
Short options	(38,072,448)	(14,623,837)	23,448,610
Volume of petroleum products derivative financial instruments
Mark to market (Ps. MM)	(372)	(116)	256	(9)
Volume (MMb)	10	6	(4)

[10]	Derivative financial instruments are accounted for at fair value in the financial statements, in accordance with Mexican
FRS C-10 “Derivative Financial Instruments and Hedging Operations.” However, some of these instruments do not comply with the accounting standards required to be designated as hedges even though cash flows generated by these instruments are offset by cash flows generated by the associated positions.

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PEMEX

Table A6[11]
PEMEX
Business Segment Information

	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Subsidiary Companies and Corporate	Intersegment eliminations	Total
	(Ps. MM)
Year ended Dec. 31, 2010
Total sales	980,603	606,057	199,457	41,326	946,138	(1,491,516)	1,282,064
External clients	—	533,723	125,392	24,739	592,908	—	1,276,761
Intersegment	980,603	68,865	74,065	16,587	350,824	(1,490,944)	0
Revenues from services	—	3,469	—	—	2,407	(572)	5,303

Depreciation and amortization	82,245	8,906	3,532	1,166	633	—	96,482
Cost of the reserve for employee benefits	38,822	38,975	7,769	10,618	18,092	—	114,276

Gross income (loss)	744,434	(106,207)	12,149	(5,456)	49,841	(44,987)	649,774
Operating income (loss)	712,064	(155,643)	1,006	(15,362)	5,138	(1,681)	545,521
Comprehensive financing result	(20,889)	(2,239)	2,856	(39)	8,232	109	(11,969)
Taxes and duties	649,814	—	1,652	35	2,641	—	654,141
Net income (loss)	34,367	(83,082)	3,573	(15,120)	(42,078)	54,878	(47,463)

As of December 31, 2010
Total assets	1,539,311	524,632	145,066	89,541	1,818,445	(2,724,280)	1,392,715
Current assets	746,362	322,293	100,421	70,588	917,048	(1,843,282)	313,429
Investment in shares of non-consolidated subsidiaries and affiliates	753	157	1,983	—	333,014	(324,791)	11,116
Fixed assets	789,474	201,827	42,383	17,794	9,911	—	1,061,388
Acquisition of fixed assets	176,348	24,586	3,631	2,217	1,240	—	208,023
Total liabilities	1,249,248	587,355	94,353	80,046	1,894,981	(2,399,485)	1,506,499
Short-term liabilities	433,339	323,872	29,850	17,323	1,234,287	(1,831,418)	207,254
Reserve for employee benefits	228,030	225,324	55,741	62,105	90,165	—	661,365
Equity	290,063	(62,723)	50,713	9,495	(76,536)	(324,795)	(113,783)

Year ended Dec. 31, 2009
Total sales	827,653	530,616	171,968	49,954	747,770	(1,238,040)	1,089,921
External clients	—	466,239	111,245	18,885	488,260	—	1,084,630
Intersegment	827,653	61,001	60,723	31,069	256,482	(1,236,928)	0
Revenues from services	—	3,376	—	—	3,027	(1,112)	5,292

Depreciation and amortization	62,375	9,023	3,676	1,143	674	—	76,891
Cost of the reserve for employee benefits	34,995	35,426	7,962	9,900	17,368	—	105,652

Gross income (loss)	607,234	(85,483)	7,653	(8,974)	50,789	(42,432)	528,786
Operating income (loss)	576,366	(129,814)	(4,789)	(20,370)	8,363	(1,478)	428,277
Comprehensive financing result	(27,778)	(157)	2,749	100	9,778	—	(15,308)
Taxes and duties	538,597	3,310	693	291	3,744	—	546,633
Net income (loss)	5,436	(92,455)	(1,190)	(19,998)	(87,938)	101,483	(94,662)

As of December 31, 2009
Total assets	2,983,700	496,044	133,498	86,943	1,802,500	(4,170,648)	1,332,037
Current assets	2,269,248	308,544	89,661	69,108	904,064	(3,290,928)	349,697
Investment in shares of non-consolidated subsidiaries and affiliates	610	157	1,503	—	375,194	(367,702)	9,762
Fixed assets	711,503	186,971	42,128	17,488	9,501	—	967,591
Acquisition of fixed assets	182,072	24,347	2,337	2,124	1,369	—	212,249
Total liabilities	2,731,841	484,187	89,416	64,252	1,832,128	(3,802,947)	1,398,877
Short-term liabilities	2,007,474	248,244	32,420	9,493	1,225,704	(3,280,374)	242,960
Reserve for employee benefits	198,641	195,907	49,111	53,969	78,573	—	576,201
Equity	251,859	11,858	44,081	22,691	(29,628)	(367,701)	(66,840)

11 In accordance with rules established by FRS B-8 “Combined or Consolidated Financial Statements”, for consolidation purposes, results by business segment must not include unrealized income or loss. Therefore, there may be differences between data disclosed in this section and the one included in the “Results by Subsidiary Entities” section.

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Table A7

Tenders in amounts greater than Ps. 100 MM in 4Q10 Pemex-Exploration and Production

Tender	Amount (Ps.MM)	Awarded date	Description	Status	Awarded to:

18575110-002-10	483.8	10/5/2010	AUTOMATED GRIT AT WELLS AND PRODUCTION FACILITIES AT BURGOS ASSET	AWARDED	PRODUCTION ENHANCEMENT MEXICO

18575110-004-10	313.0	12/8/2010	RESCUE AND REHABILITATION OF LA LAGUNA ESCONDIDA: DREDGING AND CONSTRUCTION OF THE LANDFILLS AND GRIT STAGE	AWARDED	TRANSPORTACIONES Y CONSTRUCCIONES TAMAULIPECOS

18575050-002-10	162.3	10/13/2010	COMPREHENSIVE WORKS OF FLOW CONTROL, SEPARATION OF SOLIDS AND WASTE MANAGEMENT	AWARDED	GLOBAL DRILLING FLUIDS DE MÉXICO

18575062-029-10	123.5	11/8/2010	CONSTRUCTION, EXPANSION AND RECONDITIONING AND ADDITIONAL WORKS IN LOCATIONS FOR DRILLING IN THE SOUTHERN REGION	AWARDED	MONTREAL CONSTRUCCIONES

Table A8
Tenders in amounts greater than Ps. 100 MM in 4Q10
Petróleos Mexicanos

Tender	Amount (Ps.MM)	Awarded date	Description	Status	Awarded to:

18572002-005-10	3,125.6	11/5/2010	OPEN INSURANCE POLICY AGAINST RISKS ASSOCIATED WITH THE CONSTRUCTION AND INSTALLATION FOR OFFSHORE PROJECTS IN THE GULF OF MEXICO FOR PEMEX-EXPLORATION AND PRODUCTION	AWARDED	SEGUROS INBURSA

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If you would like to contact us, please call or send an email to ri@pemex.com.

Telephone:	(52 55) 1944 9700
Voice mail:	(52 55) 1944 2500 ext. 59412

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Celina Torres	Cristina Arista	Ana Lourdes Benavides
celina.torres@pemex.com	delia.cristina.arista@pemex.com	abenavides@dcf.pemex.com

Variations

Cumulative and quarterly variations are calculated comparing the period with the same one of the previous year; unless it is specified differently.

Rounding

Numbers may not total due to rounding.

Financial information

Excluding budgetary and volumetric information, the financial information included in this report is based on unaudited consolidated financial statements prepared in accordance with Normas de Información Financiera (Mexican Financial Reporting Standards, or FRS)-formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF).

•	Based on FRS B-10 “Inflation effects,” 2009 and 2010 amounts are expressed in nominal terms.

•

Based on FRS B-3 “Income Statement” and FRS C-10 “Derivative Financial Instruments and Hedging Transactions,” the financial income and cost of the Comprehensive Financial Result include the effect of financial derivatives.

•	EBITDA is a non-U.S. GAAP and non-FRS measure issued by the CINIF.

Budgetary information is based on standards from Mexican governmental accounting; therefore, it does not include information from the subsidiary companies of Petróleos Mexicanos.

Foreign exchange conversions

Convenience translations into U.S. dollars of amounts in Mexican pesos have been made at the established exchange rate, at December 31, 2010, of Ps. 12.3571 = U.S.$1.00. Such translations should not be construed as a representation that the Mexican peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.

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Fiscal regime

Since January 1, 2006, PEMEX has been subject to a new fiscal regime. Pemex-Exploration and Production’s (PEP) tax regime is governed by the Federal Duties Law, while the tax regimes of the other Subsidiary Entities continue to be governed by Mexico’s Income Tax Law. The most important duty paid by PEP is the Ordinary Hydrocarbons Duty (OHD), the tax base of which is a quasi operating profit. In addition to the payment of the OHD, PEP is required to pay other duties.

Under PEMEX’s current fiscal regime, the Special Tax on Production and Services (IEPS) applicable to gasoline and diesel is regulated under the Federal Income Law. PEMEX is an intermediary between the Secretary of Finance and Public Credit (SHCP) and the final consumer; PEMEX retains the amount of IEPS and transfers it to the Federal Government. The IEPS rate is calculated as the difference between the retail or “final price,” and the “producer price.” The final prices of gasoline and diesel are established by the SHCP. PEMEX’s producer price is calculated in reference to that of an efficient refinery operating in the Gulf of Mexico. Since 2006, if the final price is lower than the producer price, the SHCP credits to PEMEX the difference among them. The IEPS credit amount is accrued, whereas the information generally presented by the SHCP is cash-flow.

Hydrocarbon reserves

The U.S. Securities and Exchange Commission (SEC) permits filings of oil and gas companies to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this document, such as total reserves, probable reserves and possible reserves, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F or in our annual report to the Comisión Nacional Bancaria y de Valores (Mexican National Banking and Securities Commission, or CNBV), available at www.pemex.com.

Proved reserves as of January 1, 2010 are consistent with the comments received from the independent engineering firms during the process of auditing Mexico’s reserves. However, as established in the Regulatory Law to Article 27 of the Constitution of the United Mexican States Concerning Petroleum Affairs, the National Hydrocarbons Commission is currently reviewing the hydrocarbon reserves evaluation reports; the Energy Ministry will disclose the hydrocarbon reserves of the country once this revision is completed. It is possible that differences will arise, particularly with respect to the probable and possible reserves associated with Chicontepec.

Bids

Only results from bids occurred between July 1 and September 30, 2010 are included. For further information, please access www.compranet.gob.mx.

Forward-looking statements

This report contains forward-looking statements. We may also make written or oral forward-looking statements in our periodic reports to the CNBV and the SEC, in our annual reports, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. We may include forward-looking statements that address, among other things, our:

•	drilling and other exploration activities;

•	import and export activities;

•	projected and targeted capital expenditures ; costs; commitments; revenues; liquidity, etc.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition;

•	limitations on our access to sources of financing on competitive terms;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise. These risks and uncertainties are more fully detailed in PEMEX’s most recent Form 20-F filing with the SEC (www.sec.gov), and the PEMEX prospectus filed with the CNBV and available through the Mexican Stock Exchange (www.bmv.com.mx). These factors could cause actual results to differ materially from those contained in any forward-looking statement.

PEMEX

PEMEX is Mexico’s national oil and gas company. Created in 1938, it is the exclusive producer of Mexico’s oil and gas resources. The operating subsidiary entities are Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals. The principal subsidiary company is PMI Comercio Internacional, S.A. de C.V., Pemex’s international trading arm.

PEMEX Preliminary Results Report as of December 31, 2010	41
www.pemex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/s/ ARTURO DELPECH DEL ÁNGEL
	Name:	Arturo Delpech del Ángel
	Title:	Associate Managing Director of
Finance

Date: March 9, 2011

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	drilling and other exploration activities;

•	import and export activities;

•	projected and targeted capital expenditures and other costs, commitments and revenues; and

•	liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition;

•	limitations on our access to sources of financing on competitive terms;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.